UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Daniels, Lyndon R
   1800 West Park Drive
   Suite 250

   Westborough, MA 01581
2. Issuer Name and Ticker or Trading Symbol
   Arch Wireless, Inc. (AWIN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and Chief Operating
   Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/29/02    A (1)    146,445       A               146,445        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $6.0625         05/29/02       J (2)                      481,000                       05/16/10
(right to buy)
Non-Qualified Stock Option     $7.8282         05/29/02       J (2)                      70,534                        06/03/09
(right to buy)
Non-Qualified Stock Option     $14.8125        05/29/02       J (2)                      17,330                        01/02/08
(right to buy)
Incentive Stock Option (right  $7.8282         05/29/02       J (2)                      21,133                        06/03/09
to buy)
Incentive Stock Option (right  $14.8125        05/29/02       J (2)                      29,338                        01/02/08
to buy)
Non-Qualified Stock Option     $0.9688         05/29/02       J (2)                      126,000                       12/13/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     05/29/02  Common Stock                   481,000                   0             D   Direct
(right to buy)
Non-Qualified Stock Option     05/29/02  Common Stock                   70,534                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     05/29/02  Common Stock                   17,330                    0             D   Direct
(right to buy)
Incentive Stock Option (right  05/29/02  Common Stock                   21,133                    0             D   Direct
to buy)
Incentive Stock Option (right  05/29/02  Common Stock                   29,338                    0             D   Direct
to buy)
Non-Qualified Stock Option     05/29/02  Common Stock                   126,000                   0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Issued as of May 29, 2002 pursuant to the First Amended Joint Plan of Reorganization of Arch Wireless, Inc. and its wholly owned, do mestic subsidiaries, which was confirmed by the United States Bankruptcy Court for the District of Massachusetts, Western Division,
on May 15, 2002.
(2)
Cancelled as of May 29, 2002 pursuant to the First Amended Joint Plan of Reorganization of Arch Wireless, Inc. and its wholly owned, domestic subsidiaries, which was confirmed by the United States Bankruptcy Court for the District fo Massachusetts, Western Divisio
n, on May 15, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Daniels, Lyndon R
DATE 06/07/02